LL.

SECI

17008325

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MAR 01 2017

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	Massachusetts	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. McDonough (617) 328-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name – *if individual, state last, first, middle name*)

388 Hillside Avenue	Needham	Massachusetts	02494-1221
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Jeremiah J. McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROLYN R. CALDARONE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 12, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2016

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Year Ended December 31, 2016

MERIDIAN INVESTMENTS, INC.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Meridian Investments, Inc.

We have audited the accompanying statement of financial condition of Meridian Investments, Inc. (a Massachusetts S corporation), as of December 31, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Meridian Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information, Schedule I – Computation of Net Capital Required by Rule 17a-5 of the Securities Exchange Act of 1934, has been subjected to audit procedures in conjunction with the audit of Meridian Investments, Inc.'s financial statements. The supplemental information is the responsibility of Meridian Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, Schedule I – Computation of Net Capital Required by Rule 17a-5 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

February 27, 2017

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Current Assets		
Cash (*Note 11B*)	$	343,410
Placement fees receivable (*Note 11A*)		52,242
Prepaid expenses		51,112
Due from related party (*Notes 3 and 8*)		142,557
Note receivable - stockholder (*Note 4A*)		-
Notes receivable - stockholders (*Note 4B*)		835,694
Total current assets		1,425,015
Property and equipment, net of accumulated depreciation (*Note 5*)		19,666
Other assets		
Deposits		17,487
Total assets	$	1,462,168

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued liabilities and taxes (*Note 6*)	$	55,187
Total current liabilities		55,187
Stockholders' equity (*Notes 7, 10, 11A and 12*)		
Common stock - no par value, 12,500 authorized (*Notes 7 and 10*)		148,324
Additional paid-in capital		643,800
Retained earnings		614,857
		1,406,981
Total liabilities and stockholders' equity	$	1,462,168

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

Revenue		
Placement fees (*Note 11B*)	$	2,962,548
Expenses		
Salaries and wages - brokers, (including stock based employee compensation of $4,324 - *Note 7A*)		1,576,904
Other operating expenses		
Bad debts		42,317
Charitable contributions		2,503
Computer supplies and expense		68,913
Depreciation expense		8,005
Dues and subscriptions		49,622
Education and training		7,440
Employee benefits		230,642
Filing fees		33,884
Insurance		35,529
Legal and accounting		164,115
Office supplies and expense		19,712
Postage and delivery		3,759
Professional fees		49,343
Rent expense (*Note 9*)		229,548
Salaries and wages - administrative		367,800
Taxes - payroll		123,022
Taxes - other		5,819
Telephone		40,617
Travel, meals and entertainment		299,721
Total expenses		3,359,215
Loss from operations		(396,667)
Other income (expense)		
Interest income - stockholders *(Note 4)*		20,615
Interest expense - including related party interest of $582 (*Notes 3 and 8)*		(722)
Other income		19,893
Net loss	$	(376,774)

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2016

	Common stock (*Notes 7 and 10*)		Additional Paid-In	Retained	
	Shares	Par Value	Capital	Earnings	Total
Balance, January 1, 2016	1,111	$ 144,000	$ 643,800	$ 991,631	$ 1,779,431
Stock based employee compensation (*Note 7A*)	32	4,324	-	-	4,324
Net loss	-	-	-	(376,774)	(376,774)
Balance, December 31, 2016	1,143	$ 148,324	$ 643,800	$ 614,857	$ 1,406,981

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
For the Year Ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(376,774)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Expenses allocated from related party (*Note 8*)		3,363,929
Bad debts expense		42,317
Depreciation expense (*Note 5*)		8,005
Stock based employee compensation (*Note 7A*)		4,324
Interest expense - related party (*Notes 3 and 8*)		582
Interest income - stockholders (*Note 4*)		(7,382)
(Increase) decrease in:		
Placement fees receivable (*Note 11A*)		163,148
Deposits		4,305
Prepaid expenses		(8,204)
Decrease in:		
Accrued liabilities and taxes		(57,184)
Net cash provided by operating activities		3,137,066
Cash flows from financing activities		
Repayment of stockholder loans (*Note 4B*)		236,767
Payments to related party (*Note 8*)		(3,515,000)
Net cash used in financing activities		(3,278,233)
Net decrease in cash		(141,167)
Cash - beginning of period		484,577
Cash - end of period	$	343,410
Supplemental disclosure of cash flow information		
Cash paid for interest	$	722
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of Business

A. General Information
Meridian Investments, Inc. ("Meridian") is a privately held Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland, Kentucky, and Georgia. Meridian is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC®"). Meridian is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects. When used in these notes, the terms "Company," "Meridian," "MII," "our," "ours," "we," or "us" are intended to mean Meridian Investments, Inc.

Note 2 – Summary of Significant Accounting Policies
We present this summary of our significant accounting policies to assist in understanding our financial statements. The financial statements and notes are representations of our management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and we applied them consistently in the preparation of the financial statements.

A. Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Fair Value of Financial Instruments
Our financial instruments consist primarily of cash, amounts due from stockholders and a related party and accrued liabilities. We account for these instruments on the historical cost basis, which due to the short maturity of these financial instruments approximates the fair value at the reporting dates of these financial statements.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1: Quoted prices for identical instruments in active markets accessible at the measurement date.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in inactive markets; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs for the instrument only when there is little, if any, market activity for the instrument at the measurement date. Price or valuation techniques require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

C. Impairments
In accordance with GAAP, the Company assesses the impairment of its assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. We base the determination of recoverability on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event such future cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their fair values.

D. Cash and Cash Equivalents
For financial statement purposes, we consider all short-term debt and investment securities purchased with a maturity of three months or less to be cash equivalents.

E. Placement Fees Receivable and Allowance for Doubtful Accounts
We recognize receivables for the unpaid amounts of placement fees earned upon the closing of a tax-advantaged investment transaction. These receivables, which can be due from one or several customers, are generally uncollateralized. Management closely monitors outstanding placement fees receivable and provides an allowance for those accounts for which collection is questionable or doubtful. If we deem any balance, or portion thereof uncollectible, we charge off that amount to bad debts expense.

We experience a low rate of our placement fees receivable for which we deem collection questionable or doubtful. Therefore, these financial statements do not contain an allowance or provision for uncollectible placement fees. In addition, we extend credit to our customers based upon the terms contained in the contract for placing a tax-advantaged investment. We do not charge interest on any of our outstanding placement fee receivable balances.

F. Notes Receivable
We state the balances of our notes receivable at the unpaid principal balance, including unpaid interest, less an allowance for any portion for which we deem collection questionable or doubtful. We calculate interest at the stated interest rate, compounded monthly. In the absence of a stated interest rate, we use the U.S. Treasury Note rate for the equivalent term in effect on the loan date. If the U.S. Treasury Rate cannot be determined or is not available, then we use the Blended Annual Rate, as announced by the Internal Revenue Service from time to time through Revenue Rulings, in effect on the loan date.

We periodically review the unpaid principal and interest balance of the notes receivable and provide an allowance for any outstanding principal or unpaid interest for which we deem collection questionable or doubtful. If we deem the collection of any portion of the outstanding principal to be questionable or doubtful, we charge off the amount to bad debts expense.

G. Property and Equipment
We state the balances of our property and equipment at cost and compute depreciation using methods and useful lives sufficient to amortize the cost of the applicable assets over their useful lives. We remove the cost and related accumulated depreciation of assets sold or otherwise disposed from the related accounts and reflect the resulting gains or losses in income, except on assets traded. We expense normal maintenance and repairs and capitalize major renewals that materially extend the useful life of the related asset.

The estimated useful lives of our assets are as follows:

Asset Group	Estimated useful life (years)
Computer equipment	2 - 7
Furniture, fixtures and office equipment	7
Leasehold improvements	Remaining term of lease

H. Revenue and Cost Recognition
The principal source of operating revenues are placement fees earned from subscription agreements for obtaining suitable investors for certain client investment transactions. We recognize revenue from placement fees in accordance with the respective subscription agreements, when prospective investors have given formal indication

of their intent to commit investment funds and when substantially all contingencies relating thereto have been satisfied.

Our principal costs include salaries and wages and the related payroll taxes, employee benefits, professional fees (including legal and accounting fees), rent and travel, meals and entertainment. We recognize most of our costs as we incur the liability for those costs; however, we capitalize certain costs and amortize them over the period in which we expect to realize the benefits of those costs.

With respect to compensation paid to our brokers, we recognize those costs using the Wall Street Model. Under this model, in lieu of paying commissions to our broker-dealers, bonuses are recognized and paid out of a bonus pool, as determined by management, when we have achieved sufficient profitability to distribute the bonuses to the brokers.

I. Advertising Costs
We charge advertising costs, except for costs associated with direct-response advertising, to operations when incurred. We capitalize direct-response advertising costs and amortize them over the period during which we expect to realize the future benefits.

J. Compensated Absences
Our employees are entitled to paid time off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, we have not recognized any liability in these financial statements. Our policy is to recognize the costs of compensated future absences when actually paid to employees.

K. Shipping and Handling Costs
We do not normally incur shipping and handling costs in connection with our tax-advantaged investment activities. If we do incur shipping and handling costs, we would not bill our customer nor would we offset our revenue. Instead, we would absorb those costs as overhead.

L. Income Taxes
We made a federal election to be taxed as an S corporation that continues in effect until we choose to terminate the election or an event occurs that disqualifies the election from continuing. As an S corporation, we do not pay taxes on our federal corporate taxable income as determined under the Internal Revenue Code in effect at the time for the fiscal period. Instead, our stockholders report and pay federal income taxes on their proportionate share of our federal corporate taxable income. Therefore, these financial statements do not contain a provision for federal corporate income taxes. For the year ending December 31, 2016, we were not subject to Massachusetts law concerning the taxation of "large" S corporations. Massachusetts law defines a "large" S corporation as one with total receipts of $6,000,000 or more. Accordingly, these financial statements do not contain a provision for Massachusetts corporate income taxes.

Because of our treatment for federal corporate income tax purposes, we are not subject to interest and/or penalties resulting from federal corporate income tax underpayments, late federal corporate income tax payments and/or uncertain federal corporate income tax positions taken on our federal corporate income tax return. Accordingly, these financial statements do not contain any provision for such interest and/or penalties. Our stockholders report the effect of any change to our previously reported items of revenue and/or expense for federal corporate income tax purposes on their respective individual federal income tax returns, in proportion to their respective ownership interest for the fiscal period to which the change relates.

We recognize interest and/or penalties relating to Massachusetts corporate income tax underpayments, late

Massachusetts corporate income tax filings and/or late Massachusetts corporate income tax payments in the period incurred or assessed by the Massachusetts Department of Revenue ("MDOR"), as we can reasonably determine. When we determine that it is more likely than not that the MDOR will not sustain a position taken on our Massachusetts corporate income tax returns, we will recognize interest and/or penalties relating to that uncertain income tax position. We are not aware of any uncertain tax positions taken on our previously filed Massachusetts corporate income tax returns. Accordingly, these financial statements do not contain any accruals or provisions for interest and/or penalties.

As of December 31, 2016, our federal and Massachusetts corporate income tax returns filed for the years ended December 31, 2013, 2014 and 2015 remain open to examination by the respective taxing authorities.

M. Deferred State Corporate Income Taxes
When applicable, we recognize deferred state corporate income tax assets or liabilities for the future state corporate income tax benefit, or expense, arising from the different recognition methods of certain income and/or expense items for financial statement and state corporate income tax purposes. Amounts presented on the statement of financial position represent the amount of deferred state corporate income tax assets and liabilities recognized during the year. If we estimate we may not realize a portion of or the entire recognized deferred state corporate income tax asset, we will provide for a valuation allowance to reduce the recognized deferred state income tax asset to the amount we expect to realize. In accordance with GAAP, we offset current deferred state corporate income tax assets and liabilities and present them as one net amount. We also offset noncurrent deferred state corporate income tax assets and liabilities and present them as one amount.

Due to our tax treatment for federal corporate income tax purposes, we do not recognize deferred federal corporate income tax assets or liabilities in our financial statements. We recognize deferred state corporate income tax assets and liabilities when we determine that we will be subject to Massachusetts law concerning the taxation of "large" S corporations.

Note 3 – Due from Related Party
Due from related party represents monies advanced to a related entity, net of repayment of those advances and expenses paid for by the related entity on our behalf.

Due from Meridian Properties, Inc. ("MPI")
Amounts due from MPI (an affiliated corporation) as of December 31, 2016 are comprised of (1) cash we advanced to and/or borrowed from MPI, (2) specific expenses paid by MPI for our benefit and (3) common operating expenses allocated to us, if any.

We charge interest on the average monthly balance at the federal Blended Annual Rate (0.73% for the year ending December 31, 2016). Interest payable on the balance at December 31, 2016, net of interest receivable during the year, was $582.

See **Note 8** for additional related party information.

Note 4 – Notes Receivable–Stockholders

A. 2011 Note
On January 1, 2016, one of our stockholders owed us $41,783 (the "2011 Note"), including imputed interest of $2,193.

The 2011 Note does not have a stated interest rate or repayment terms; however, we are imputing interest at

1.27%, the Applicable Federal Rate for mid-term loans in effect on the date we made the loan. The Internal Revenue Service defines mid-term loans as those with maturities of between three and nine years. Based on the repayment history of this loan, we are uncertain as to the collectability of the entire principal balance and accrued interest. Accordingly, we have provided for an allowance for uncollectibility.

As of December 31, 2016, the balance of the 2011 Note is as follows:

Principal	$	39,590
Imputed interest		2,727
		42,317
less: allowance for uncollectibility		(42,317)
Note receivable - stockholder	$	-

For the year ending December 31, 2016, imputed interest charged on the outstanding balance of the 2011 Note was $534.

B. 2015 Notes
On January 1, 2016, our stockholders owed us $1,065,613 (the "2015 Notes"), including accrued interest of $116. The 2015 Notes were the result of a vote by our Board of Directors to sell our interest in the intercompany balance due from MPI. In lieu of paying cash for the interest, each stockholder executed a promissory note with us in an amount equal to their proportionate share of the entire balance, based on their stock ownership. The 2015 Notes have a stated interest rate of 2% per year. The full balance of principal and accrued interest is not due until December 30, 2017.

During 2016, we accrued $20,081 of interest income on the 2015 Notes and our stockholders repaid us a total of $250,000 of which we allocated $13,233 towards the payment of accrued interest. We treated the remainder, $236,767, as principal reduction. As of December 31, 2016, principal plus accrued interest owed to us by our stockholders was $835,694.

Note 5 – Property and Equipment
At December 31, 2016, our property and equipment consisted of the following:

Computer equipment and software	$	87,707
Equipment		29,617
Furniture and fixtures		34,385
Leasehold improvements		62,488
		214,197
Less: accumulated depreciation		(194,531)
Property and equipment, net	$	19,666

Depreciation expense for the year ending December 31, 2016 was $8,005.

Note 6 – Accrued Liabilities and Taxes
At December 31, 2016, accrued liabilities and taxes consisted of the following:

Operating expenses	$	30,187
Professional fees		22,500
State corporate excise taxes		2,500
	$	55,187

Note 7 – Common Stock

A. Issuance of Common Stock
Pursuant to the Action by Consent of Directors in Lieu of Special Meeting of Directors dated November 20, 2016, we issued 32 shares of our no par value common stock to our president pursuant to the Stock Grant Agreement (the "Stock Agreement") dated November 20, 2015. For additional information regarding the Stock Agreement, see **Note 10.**

We based our valuation of these 32 shares of our no par value common stock on the valuation of the 111 shares of our no par value common stock issued under the Stock Agreement in 2015. That valuation took into account our earnings record for the previous five years (from 2010 through 2014) and the company's net worth as of December 31, 2014, exclusive of the intercompany receivable. As a result, the Board of Directors determined the value of the 111 shares of our no par value common stock to be $15,000, or approximately $135 per share.

As the Board of Directors assessed that there was no significant change in the value of the Company from its previous assessment, the value of our no par value common stock issued during 2016 was determined to remain at approximately $135 per share. Therefore, the value of the 32 shares of our no par value common stock was equal to $4,324.

B. Sale of Stock Restrictions
Certain of our stockholders were restricted with respect to the sale of their shares in Meridian. An agreement, reviewed annually, permits us the right of first refusal upon the proposed sale of our shares to anyone except us.

Note 8 – Related Party Transactions
We share office space at our locations with other companies affiliated by common ownership (the "Affiliated Companies"). Except for items specifically identified to the Affiliated Companies, MPI, the common paymaster, determines the allocation of overhead and other operating expenses, including personnel costs. MPI determines the allocation of shared expenses based upon personnel time devoted to each entity.

Effective for all of 2016, subsequent to its annual review of personnel time, MPI allocated to us all of our expenses. Unless otherwise disclosed, MPI did not allocate any of our expenses paid for on our behalf by MPI to any of the Affiliated Companies nor were any expenses of the Affiliated Companies allocated to us.

On January 1, 2016, MPI owed us $9,683, including accrued interest of $3,408. For the year ending December 31, 2016, the amount of costs paid by MPI on our behalf was $3,363,929, which net of $17,615 of costs that we recognized as property and equipment. The amount of cash we transferred to MPI was $3,515,000. MPI did not transfer any cash to us during 2016. For the year ending December 31, 2016, we accrued interest of $582. On December 31, 2016, including accrued interest of $582, MPI owed us $142,557.

Note 9 - Leases
MII leases its office locations under operating leases through MPI.

A. Boston, Massachusetts
We currently lease office space in metropolitan Boston, Massachusetts (the "Boston Lease") as a tenant-at-will. Termination of the Boston Lease, by us or by the lessor, requires one hundred and twenty days written notification. For the year ending December 31, 2016, minimum lease payments under the Boston Lease, classified under other operating expenses on the statement of income as rent expense, was $93,084.

Through the Boston office, we also lease multiple pieces of office equipment under month-to-month and long-term operating leases, with varying minimum monthly lease payments, expiring on various dates through 2018. For the year ending December 31, 2016, the minimum monthly lease payments for equipment operating leases, classified under other operating expenses on the statement of income as rent expense, was $18,180. In total, for the year ending December 31, 2016, minimum lease payments related to the Boston office, classified under other operating expenses on the statement of income as rent, were $111,264.

B. Washington, D.C.
We lease office space in metropolitan Washington, D.C. (the "D.C. Lease") under a sixty-month operating lease expiring on February 28, 2017. The D.C. Lease calls for minimum monthly lease payments adjusted annually on the anniversary date and a security deposit of $10,910. At the end of the initial lease term, we have the option of extending the D.C. Lease for one additional five-year term. We also lease a parking space on a month-to-month basis for $170 per month.

For the year ending December 31, 2016, minimum lease payments under the D.C. Lease, including the parking space, classified under other operating expenses on the statement of operations as rent expense, was $78,552.

On February 14, 2017, we amended the D.C. Lease. See **Note 13A** for additional information regarding the D.C. Lease.

C. Louisville
We extended our operating lease for our Louisville, Kentucky office (the "Louisville Lease") until September 30, 2016. For the nine months ending September 30, 2016, minimum monthly lease payments under the Louisville Lease were $11,934.

After September 30, 2016, our Louisville, Kentucky office relocated to a dedicated space located at the personal residence, in suburban Louisville, Kentucky, of the chair of our Board of Directors. We agreed to pay monthly rent of $1,000 and $250 per month for cable and internet service.

For the year ending December 31, 2016, minimum monthly lease payments related to our Louisville, Kentucky office, classified under other operating expenses as rent expense, was $14,934. We also paid moving expenses of $2,638 classified under other operating expenses on the statement of operations as professional fees, $750 for cable and internet access classified under other operating expenses on the statement of operations as computer supplies and expense, and $4,112 in leasehold improvements.

D. Atlanta
On March 4, 2016, we entered into a one-year lease for new office space in Atlanta, Georgia (the "New Atlanta Lease"). We did not extend or renew the previous lease that expired on February 29, 2016 (the "Old Atlanta Lease"). Beginning on March 11, 2016, the New Atlanta Lease calls for minimum monthly payments of $895 and required an $895 security deposit. The New Atlanta Lease expires on March 31, 2017 and renews for

successive annual terms unless we, or the lessor, give sixty days written notice not to extend. During each successive annual term, the minimum monthly lease payments increase by 5% over the immediately preceding term's minimum monthly payment. During the year ending December 31, 2016, minimum monthly lease payments under both the Old Atlanta Lease and the New Atlanta Lease, classified under other operating expenses on the statement of income as rent expense, were $10,950.

We intend to allow the New Atlanta Lease to renew automatically. See **Note 13B** for additional information regarding the New Atlanta Lease.

E. Carmel
On March 31, 2016, we closed our California office. Minimum lease payments, classified under other operating expenses on the statement of income as rent expense, were $8,652.

Future minimum rental payments under current and future operating leases are as follows:

Year Ended	Amount	
December 31, 2017	$	127,951
December 31, 2018		10,548
December 31, 2019		-
December 31, 2020		-
December 31, 2021		-
	$	138,499

For the year ending December 31, 2016, total rent expense for office space and equipment was $229,548.

Note 10 – Commitments

Stock Grant Agreement
On November 20, 2015, our Board of Directors and president agreed to the Stock Agreement (see **Note 7A**). Under the terms of the Stock Agreement and subject to reasonable conditions that may be imposed, our Board of Directors has agreed to issue shares of our no par value common stock to our president on each of the next three (3) anniversary dates of the Stock Agreement provided that our president's employment has not been previously terminated.

The number of shares issued on each anniversary date of the Stock Agreement is not fixed and subject to adjustment such that the issuance results in certain ownership percentages. If we fully execute the Stock Agreement as intended, our president will own twenty percent (20%) of the total outstanding shares of our no par value common stock.

Note 11 – Concentrations of Credit and Market Risk
We are engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States of America. Substantially all of our income consists of fees earned from the sale of these tax-advantaged investments.

A. Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of placement fees receivable since we conduct business with a limited number of companies. At December 31, 2016, the balance of placement fees receivable was due from one customer.

In addition, from time to time, we require capital from our stockholders for various purposes, including meeting our net capital requirement pursuant to SEC Rule 15c3-1 (see **Note 12**). If the required capital was not available from our stockholders, we would have to find other sources of capital in the open market and it is not certain that we would be able to negotiate terms favorable to our operations. The unavailability of capital when necessary under favorable terms may cause a disruption in our operations.

B. Market Risks
Concentrations of market risk arise since we generate revenue from a limited number of sources. For the year ending December 31, 2016, we generated $1,532,391 of revenue from one (1) customer that accounted for approximately 52% of our total revenue for the year. We also recognized total revenue of $2,226,855 from four (4) customers that accounted for approximately 75% of our total revenue for the year.

In addition, for the year ending December 31, 2016, we derived all of our revenue, except for interest income, solely from placement fees related to tax-advantaged investment opportunities in affordable housing, alternative energy and renewable energy projects that generate federal and/or state income tax credits. These tax credits are subject to legislative authority. Changes to that authority, depending on various factors including social, economic and/or political conditions, could affect the amount of revenue we are able to generate from these investment opportunities.

We also maintain our cash account at a bank located in Boston, Massachusetts. The Federal Deposit Insurance Corporation ("FDIC") fully insures account balances up to $250,000. Balances in our account may exceed the FDIC insurance limit from time to time. At December 31, 2016, the balance in our account, in excess of the FDIC insurance limit, was $93,410.

Note 12 – Net Capital Requirements
We are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had aggregate indebtedness, required net capital, net capital, excess net capital, and a net capital ratio as follows:

Aggregate Indebtedness			
Accrued liabilities and taxes		$	55,187
	Total aggregate indebtedness	$	55,187
Required net capital – greater of $5,000 or 6.66% of total aggregate indebtedness		$	5,000
Net capital – *Schedule I*			288,223
	Excess net capital	$	283,223
Ratio of aggregate indebtedness to net capital			0.19 to 1

Note 13 – Subsequent Events
Management has evaluated subsequent events through February 27, 2017, the date the audited financial statements were available to be issued. Except as disclosed below, we identified no additional events that required disclosure in accordance with GAAP.

A. Washington D.C. Lease

Our D.C. Lease expires on February 28, 2017. On February 14, 2017, we extended the D.C. Lease for an additional seven months until September 30, 2017. Under the terms of the extension, no increase to the security deposit is required and the minimum monthly lease payment is $6,376. All other provisions of the D.C. Lease are unaffected by the extension.

B. New Atlanta Lease

The New Atlanta Lease expires on March 31, 2017. We intend to allow it to renew automatically on April 1, 2017. Under the terms of the New Atlanta Lease, the minimum monthly lease payment increases by 5% over the immediately preceding term's minimum monthly lease payment. Beginning April 1, 2017, our minimum monthly under the New Atlanta Lease will increase by $45 to $940 per month until March 31, 2018.

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTARY INFORMATION

MERIDIAN INVESTMENTS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the Year Ended December 31, 2016

Net Capital Computation (*Note 12*)		
Stockholders' equity	$	1,406,981
Less: Non-allowable assets		
Commission receivable in excess of commissions payable		(52,242)
Notes receivable - stockholders		(835,694)
Receivable from affiliate		(142,557)
Property, furniture, equipment, leasehold improvements, and rights under lease agreements, at cost, net of accumulated depreciation and amortization		(19,666)
Deposits and prepaid expenses		(68,599)
Net Capital	$	288,223

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital per FOCUS report	$	319,734
Increases (decreases) in net capital resulting from audit adjustments to:		
Employee benefits		5,307
Computer supplies and expense		(52)
Meals and entertainment		(1,190)
Taxes - other		(2,500)
Travel		(10,576)
Legal and accounting expense		(22,500)
Net Capital	$	288,223

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

OTHER INFORMATION

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MERIDIAN INVESTMENTS, INC.'S EXEMPTION REPORT

To the Board of Directors and Stockholders
of Meridian Investments, Inc.

We have reviewed management's statements included in the accompanying Meridian Investments, Inc.'s Exemption Report, in which (1) Meridian Investments, Inc. identified the following provisions of 17 C.F.R §15c3-3(k) under which Meridian Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: 2(i) (the "exemption provisions") and (2) Meridian Investments, Inc. stated that Meridian Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Meridian Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Meridian Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

February 27, 2016

MERIDIAN

1266 Furnace Brook Parkway, Suite 410, Quincy, MA 02169-4758
PHONE 617-328-6200 • FAX 617-471-4624
www.MeridianInvestments.com

MERIDIAN INVESTMENTS, INC.'S EXEMPTION REPORT

Meridian Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240-15c3-3(k):

Pursuant to 17 C.F.R. § 240.15c3-3(k)(2)(i), the Company does not carry any margin accounts, promptly transmits any customer funds and delivers any securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and does not effectuate any financial transactions between the broker or dealer and its customers requiring the use of one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers of Meridian Investments, Inc."

The Company met the identified exemption provisions in 17 C.F.R. § 240-15c3-3(k) throughout the most recent fiscal year without exception.

Meridian Investments, Inc
Meridian Investments, Inc.

I, Jeremiah J. McDermott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeremiah J McDermott
Title: President

February 23, 2017

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of Meridian Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016 which were agreed to by Meridian Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating Meridian Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. Meridian Investments, Inc.'s management is responsible for Meridian Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. These procedures were performed and our findings are as follows:

1) Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records entries including Meridian Investments, Inc.'s general ledger, cash disbursement journal, cancelled checks and the bank statement on which the respective payment cleared, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016. We noted that, as the result of certain proposed audit adjustments that were agreed to by Meridian Investments, Inc., total revenue as reported on Form SIPC-7, page 2, line 2a was overstated by $163,148.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, including the internally generated statement of income, sales journals, and previously filed FOCUS reports for the quarterly periods ended March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016. We noted that, as the result of certain proposed audit adjustments that were agreed to by Meridian Investments, Inc. , the amount of adjustments reported on Form SPIC-7, page 2, line 2(c)(8) was overstated by $163,148.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, as previously described, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

February 27, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*******87*******************ALL FOR AADC 021
29124 FINRA DEC
MERIDIAN INVESTMENTS INC
1268 FURNACE BROOK PKWY STE 410
QUINCY MA 02169-4778

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kimberly Payne 617 328-6204

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (exclude interest) ( )

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) __________

E. Interest computed on late payment (see instruction E) for _days at 20% per annum __________

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meridian Investments Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of February, 20 17.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,125,696
2b. Additions.	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
100% of Revenues derived from Reg D Private Placements (Deductions in excess of $100,000 require documentation)	3,125,696
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,125,696
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ Ø (to page 1, line 2.A.)